UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): July 28, 2010

THE DIXIE GROUP

THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

The Dixie Group, Inc. released its second quarter earnings report on July 28, 2010.

The information attached as Exhibit 99.1 hereto, and incorporated herein by reference, supersedes the investor presentation previously furnished on Form 8-K/A dated June 25, 2010 in connection with investor presentations held on June 25, 2010, and is being furnished pursuant to Item 7.01, and shall not be deemed to be "filed" for any purpose.

These updated investor presentation materials may be found on the Company's website at www.thedixiegroup.com.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits
(99.1) Presentation Materials, July 28, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 28, 2010

THE DIXIE GROUP, INC.

/s/ Jon A. Faulkner
Jon A. Faulkner
Chief Financial Officer



Exhibit 99.1

Investor Presentation

THE DIXIE GROUP

July 2010



Forward-Looking Statements

THE DIXIE GROUP

- Statements in this presentation which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

- General information set forth in this presentation concerning market conditions, sales data and trends in the U.S. carpet and rug markets are derived from various public and, in some cases, non-public sources. Although we believe such data and information to be accurate, we have not attempted to independently verify such information.

THE DIXIE GROUP

Dixie History


DIXIE MERCERIZING COMPANY
Dixie
20

- **Began operations in 1920**
- **Entered floorcovering in 1993 and exited textiles in 1999 – now 100% floorcovering**
- **Eight floorcovering acquisitions in the ‘90’s**
- **Exclusively focused on upper-end markets**
- **Traditionally we have outperformed the industry and expect to do so in the future**

Dixie Today

THE DIXIE GROUP



- **Commitment to brands in the upper-end market with strong growth potential**
- **Diversified between Commercial and Residential markets**
- **Diversified customer base**
  - **Top 10 carpet customers – 11% of carpet sales**
  - **Top 20 carpet customers – 14% of carpet sales**

The Industry

THE DIXIE GROUP

2006 Broadloom Carpet End Use

Sales $10.19 Billion


Commercial, 35%
Residential, 65%

2009 Broadloom Carpet End Use

Sales $7.00 Billion


Commercial, 41%
Residential, 59%

Commercial %
2001 – 2009
From 32% to 42%

Source: CRI

The Industry

THE DIXIE GROUP



Fixed Investment as % of GDP
(U.S.Dept. of Commerce)
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1947 Q1
1949 Q1
1951 Q1
1953 Q1
1955 Q1
1957 Q1
1959 Q1
1961 Q1
1963 Q1
1965 Q1
1967 Q1
1969 Q1
1971 Q1
1973 Q1
1975 Q1
1977 Q1
1979 Q1
1981 Q1
1983 Q1
1985 Q1
1987 Q1
1989 Q1
1991 Q1
1993 Q1
1995 Q1
1997 Q1
1999 Q1
2001 Q1
2003 Q1
2005 Q1
2007 Q1
2009 Q1
Residential Fixed Investment % of GDP
Residential 62 Yr Average
Comercial Structures Fixed Investment as % of GDP
Commercial 62 Yr Average

The Industry


Value of U.S. Carpet & Rug Mill Shipments
($ 000's)
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
-
1963
1968
1973
1978
1983
1988
1993
1998
2003
2008
12 – 18 month dips in shipments during recessionary times
Multi-year decline in this downturn

Source: U.S. Census Bureau & CRI Estimate

Broadloom Sales Dollars % Change vs. Prior Yr Quarter


Industry
Dixie
Precent Change
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
1st QT 2006
2nd QT 2006
3rd QT 2006
4th QT 2006
1st QT 2007
2nd QT 2007
3rd QT 2007
4th QT 2007
1st QT 2008
2nd QT 2008
3rd QT 2008
4th QT 2008
1st QT 2009
2nd QT 2009
3rd QT 2009
4th QT 2009
1st QT 2010
2nd QT 2010

Broadloom Square Yards % Change vs. Prior Yr Quarter

THE DIXIE GROUP


Industry
Dixie
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
-40%
Precent Change
1st QT 2006
2nd QT 2006
3rd QT 2006
4th QT 2006
1st QT 2007
2nd QT 2007
3rd QT 2007
4th QT 2007
1st QT 2008
2nd QT 2008
3rd QT 2008
4th QT 2008
1st QT 2009
2nd QT 2009
3rd QT 2009
4th QT 2009
1st QT 2010
2nd QT 2010

2009 U.S. Carpet Manufacturers

THE DIXIE GROUP

Carpet & Rug Sales	Dollars in Millions		% Total
Shaw	$	3,025	31.4%
Mohawk	$	2,479	25.8%
Beaulieu	$	857	8.9%
Interface	$	423	4.4%
The Dixie Group	$	199	2.1%
Others	$	2,642	27.4%
Total Industry	$	9,625	100.0%

Dixie Group Carpet Sales

THE DIXIE GROUP

Dixie Carpet and Rug Sales by End Market

Commercial %
2001 – 2009
From 29% to 38%


High-End Commercial, 33%
High-End Residential, 67%

Residential Positioning of The Dixie Group

THE DIXIE GROUP



ESTIMATED TOTAL WHOLESALE MARKET
FOR CARPETS AND RUGS:
VOLUME AND PRICE POINTS
Positioning of Dixie Brands by Price Point Segment
(Over $20 per SQ YD)
BROADLOOM RESIDENTIAL SALES = $7.0 Billion (2009 $'s)
ESTIMATED DATA
TOTAL MARKET: SQUARE YARDS
OR SALES DOLLARS
35% Market Share
Masland
Dixie Home
Fabrica
$0
$7
INDUSTRY
AVERAGE
$14
$21
$28
$35
$42
$49
PRICE/ SQ YD

Note: Industry average price is based on sales reported through industry sources.

Excerpt from KSA Study dated May 6, 2004, Titled "KSA Assessment of Dixie's Residential and Contract Carpet Businesses", commissioned by The Dixie Group, Inc.

Dixie High-End Residential Sales

THE DIXIE GROUP

Year 2006



Fabrica, 26%
Masland, 42%
Dixie Home, 32%

Year 2009



Fabrica, 20%
Masland, 47%
Dixie Home, 33%



Dixie High-End Residential Sales

THE DIXIE GROUP




Sales by Segment for 2009
Contract, 3%
Other, 3%
Distributor, 1%
Specialty, 1%
Builder, 4%
Furniture, 4%
Mass Merchant, 5%
Designer, 24%
Retailer, 55%



Sales by Segment for 2009 (arrows versus 2006)


Builder, 4%
Distributor, 3%
Mass Merchant, 15%
Flooring Retailer, 78%

Sales by Segment for 2006


Mass Merchant, 30%
Retailer & Other, 70%

Sales by Segment for 2009


Mass Merchant, 15%
Retailer & Other, 85%



- **Well-styled moderate to upper priced residential broadloom line**
- **Provides Dixie a "full line" to retailers**
- **Leverage needed by fiber suppliers for market access**
- **Selective distribution strategy attractive to retailers**
- **Growth initiatives**
  - **Stainmaster ® "value" products**
  - **Durasilk (polyester) collection**



Sales by Segment for 2009 (arrows versus 2006)


Designer / To The Trade Showrooms, 31%
Retailers, 50%
Other, 7%
Furniture, 6%
Builders, 6%

Masland CARPETS & RUGS

THE DIXIE GROUP



- **Leading high-end brand with reputation for innovative styling, design and color**
- **High-end retail / designer driven**
- **Hand crafted and imported rugs**
- **Growth initiative**
  - **New Stainmaster ® products for more volume orientated price points**
  - **Wool products introduced in '07**



Sales by Segment for 2009 (arrows versus 2006)


Other, 1%
Builders, 2%
Furniture / Dept Stores, 9%
Specialty, 4%
Decorators / Design Trade, 50%
Retailers, 34%

FABRICA FINE CARPET & RUGS

THE DIXIE GROUP



- **Premium high-end brand**
- **Designer focused**
- **Hand crafted and imported rugs**
- **Growth initiative**
  - **New products, heightened focus on retail penetration**
  - **Full service national supplier of wool to the designer trade with excellent service and support**

Masland contract

THE DIXIE GROUP





Sales by Segment for 2009 (arrows versus 2006)


Hospitality, 30%
Corporate, 30%
Retail Stores, 21%
Store Planning, 8%
Assisted Living, 7%
Other, 4%

Channels: Interior Design Specifier and Commercial End User



- **Premium brand in the commercial marketplace**
- **Designer focused**
- **Strong national account base**
  - **Nordstrom's, Target, Sears, Olive Garden, Red Lobster, Victoria's Secret, Applebee's**
- **Growth initiative**
  - **Modular/carpet tile**
  - **Updated *"Energy Collection"***

Dixie Sales Continuing Operations ($ in millions)

THE DIXIE GROUP


$331
$321
$283
$203
350
300
250
200
150
100
50
0
17
16
11
4
314
305
272
199
2006
2007
2008
2009
Carpet Sales
Yarn Sales

Sales & Operating Income

($ in millions)

THE DIXIE GROUP

	Y 2006	Y 2007	Y 2008	Y 2009	YTD 2010
Net Sales	331.1	320.8	282.7	203.5	109.5
Non-GAAP Adjusted Operating Income	16.6	16.7	1.5	(8.4)	(1.9)
Non-GAAP Adjusted EBITDA	28.1	29.7	15.3	5.1	4.0

- We have cut costs during the downturn to lower our break even point
- We have written off all of our goodwill
- We need to invest less than depreciation over the next several years

Note: Non-GAAP reconciliation on slide 34

Quarterly Sales & Operating Income
($ in millions)

THE DIXIE GROUP

	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net Sales	47.6	52.6	50.5	52.8	50.5	59.1
Non-GAAP Adjusted Operating Income	(6.1)	(0.3)	(1.1)	(0.7)	(2.1)	0.2
Non-GAAP Adjusted EBITDA	(2.6)	3.2	2.2	2.3	0.9	3.1

- First quarter is historically our lowest quarter in net sales
- We have maintained a positive adjusted EBITDA in the last 5 quarters
- This quarter is our highest sales level quarter since Q4 2008

Note: Non-GAAP reconciliation on slide 35

Dixie Cost Structure

THE DIXIE GROUP

- **Considering the following assumptions:**
  - **Our current mix, noting that we are sensitive to mix**
  - **Our current volume and cost structure**
  - **Our current pricing (the price increase fully felt in July)**

- **Our cost structure if you do the math implies that:**
  - **Our break even from continuing operations is between $235 and $245 million in sales, depending upon mix**
  - **Our pre-tax profit improves by approximately $0.25 for every 1$ above break even sales level**
  - **Our tax rate will return to a normal 34% from 35% today**
  - **Our EBITDA is $16 million when Net Income from Continuing Operations is at a break even level**

Dixie Debt Levels

($ in millions)

THE DIXIE GROUP



$94
$84
$80
$77
$68
$61
$62
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010

We have reduced debt $31 million since the beginning of 2008

Capital expenditures of $3 million in 2010 versus depreciation and amortization of $11.7 million

Dixie Capital Structure

($ in millions)

THE DIXIE GROUP

	June 26, 2010	December 27, 2008
Debt	62.0	93.8
Equity	64.9	107.6
Capital	126.9	201.4
Debt to Capital Ratio	48.9%	46.6%

Current Business Conditions

THE DIXIE GROUP

- The carpet industry is in recovery mode

  - Our sales up 12.3% Y/Y for the 2nd quarter of 2010
    - Residential up 19% Y/Y, Commercial flat Y/Y
    - Our 2nd quarter sales up approximately 17% over 1st quarter
  - Actions to consolidate facilities and make organizational changes and cut expenses have positioned us for a return to profitability
  - Raw material costs increased in 2010 but the industry has passed along price increases to cover those costs

Outlook

THE DIXIE GROUP

- **Although the industry has experienced a difficult period, we are encouraged by:**
  - **Positive market reception to our new products:**
    - **Masland and Fabrica Wool Collections**
    - **Durasilk (polyester)**
    - **Masland Avenue – new technology with a woven look**
    - **Modular / Carpet Tile**
  - **Carpet price increase will be fully implemented by Q3**
  - **Successful realignment of our organizational structure**
  - **Have invested significantly in our capabilities for future growth**



Masland
contract

DIXIE
HOME



THE DIXIE GROUP



FABRICA
FINE CARPET & RUGS

Masland
CARPETS & RUGS



Non-GAAP Information

Use of Non-GAAP Financial Information:

The Company believes that non-GAAP performance measures, which management uses in evaluating the Company's business, may provide users of the Company's financial information with additional meaningful bases for comparing the Company's current results and results in a prior period, as these measures reflect factors that are unique to one period relative to the comparable period. However, the non-GAAP performance measures should be viewed in addition to, not as an alternative for, the Company's reported results under accounting principles generally accepted in the United States.

The Company defines Adjusted Operating Income as Operating Income plus facility consolidation expenses and severance expenses, plus impairment of assets, plus impairment of goodwill. (Note 1)

The Company defines Adjusted EBIT as net income less income from discontinued operations, net of tax, plus taxes and plus interest. (Note 2)

The Company defines Adjusted EBTIDA as Adjusted EBIT plus depreciation and amortization, plus facility consolidation expenses and severance expenses, plus impairment of assets, plus impairment of goodwill and plus other (income) expense - net. (Note 3)

Non-GAAP Financial Information:

Adjusted Operating Income (Loss)

($ in thousands)	2006	2007	2008	2009	2010 YTD
Operating income (loss)	16,558	16,724	(28,396)	(45,323)	(2,227)
Plus: Facility consolidation and severance expenses	-	-	2,317	4,091	333
Plus: Impaiment of assets	-	-	4,478	1,459	-
Plus: Impairment of goodwill	-	-	23,121	31,406	-
Non-GAAP Adjusted Operating Income (Loss) (Note 1)	$ 16,558	$ 16,724	$ 1,520	$ (8,367)	$ (1,894)

Ajusted Earnings before Interest and Taxes (Adjusted EBIT)

($ in thousands)	2006	2007	2008	2009	2010 YTD
Net income (loss) as reported	7,703	6,266	(31,403)	(42,098)	(3,273)
Less: Income (loss) from discontinued operations, net of tax	(188)	(512)	(275)	(280)	(130)
Plus: Taxes	1,781	3,693	(2,907)	(8,845)	(1,696)
Plus: Interest	7,213	6,347	5,965	5,521	2,317
Non-GAAP Adjusted EBIT (Note 2)	$ 16,885	$ 16,818	$ (28,070)	$ (45,142)	$ (2,522)

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)

($ in thousands)	2006	2007	2008	2009	2010 YTD
Non-GAAP Adjusted EBIT (from above)	16,885	16,818	(28,070)	(45,142)	(2,522)
Plus: Depreciation and amortization	11,500	12,941	13,752	13,504	5,930
Plus: Facility consolidation and severance expenses	-	-	2,317	4,091	333
Plus: Impaiment of assets	-	-	4,478	1,459	-
Plus: Impairment of goodwill	-	-	23,121	31,406	-
Plus: Other (income) expense - net	(327)	(94)	(326)	(181)	295
Non-GAAP Adjusted EBITDA (Note 3)	$ 28,058	$ 29,665	$ 15,272	$ 5,137	$ 4,036

Non-GAAP Financial Information:

Adjusted Operating Income (Loss)

($ in thousands)	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Operating income (loss)	(39,163)	(458)	(1,711)	(3,992)	(2,286)	59
Plus: Facility consolidation and severance expenses	1,615	117	563	1,796	211	122
Plus: Impaiment of assets	-	-	-	1,459	-	-
Plus: Impairment of goodwill	31,406	-	-	-	-	-
Non-GAAP Adjusted Operating Income (Loss) (Note 1)	$ (6,142)	$ (341)	$ (1,148)	$ (737)	$ (2,075)	$ 181

Adjusted Earnings before Interest and Taxes (EBIT)

($ in thousands)	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net income (loss) as reported	(35,557)	(1,067)	(1,994)	(3,480)	(2,529)	(744)
Less: Income (loss) from discontinued operations, net of tax	(116)	(83)	23	(104)	(70)	(60)
Plus: Taxes	(4,923)	(870)	(1,167)	(1,885)	(1,060)	(636)
Plus: Interest	1,486	1,410	1,347	1,278	1,235	1,082
Non-GAAP Adjusted EBIT (Note 2)	$ (38,878)	$ (444)	$ (1,837)	$ (3,983)	$ (2,284)	$ (238)

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

($ in thousands)	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Non-GAAP Adjusted EBIT (from above)	(38,878)	(444)	(1,837)	(3,983)	(2,284)	(238)
Plus: Depreciation and amortization	3,564	3,565	3,338	3,037	2,964	2,966
Plus: Facility consolidation and severance expenses	1,615	117	563	1,796	211	122
Plus: Impaiment of assets	-	-	-	1,459	-	-
Plus: Impairment of goodwill	31,406	-	-	-	-	-
Plus: Other (income) expense - net	(285)	(14)	126	(9)	(2)	297
Non-GAAP Adjusted EBITDA (Note 3)	$ (2,578)	$ 3,224	$ 2,190	$ 2,300	$ 889	$ 3,147

Due to rounding, totals of the quarterly information for each of the years reflected may not necessarily equal the annual totals.